[TroyGould PC Letterhead]

January 21, 2014

VIA FEDERAL EXPRESS AND EDGAR

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attention: Max A. Webb, Assistant Director

Re:	Lion Biotechnologies, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed January 7, 2014 File No. 333-192649
Ladies and Gentlemen:

By letter dated January 15, 2014, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided Lion Biotechnologies, Inc. (the “Company”) with comments on Amendment No. 1 of the Company’s the pre-effective Registration Statement on Form S-1 (the “Registration Statement”).  This letter contains the Company’s response to the Staff’s comments.  The numbered response and the heading set forth below correspond to the numbered comment and heading in the Staff’s letter dated January 15, 2014.

The Company has revised the Registration Statement in response to the Staff’s comments and concurrently is filing pre-effective Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”).  In addition to changes made in response to the Staff’s comments, the Amended Registration Statement contains updated information.  In the Company’s view, the updated or changed information reflects no material changes from the Registration Statement as originally submitted.

To facilitate the Staff’s review of the Amended Registration Statement, we are providing supplementally with this letter a blacklined copy of the Registration Statement marked to show changes from the Registration Statement.

Executive Compensation, page 45

1.	Please revise this section to update the information for the fiscal year ended December 31, 2013. Refer to Items 402(m) through (r) of Regulation S-K.

Securities and Exchange Commission January 21, 2014 Page 2

COMPANY’S RESPONSE

The Company has revised the disclosures on pages 42 through 47 of the Amended Registration Statement to respond to the Staff’s comment.

Relationships with Selling Stockholders, page 62

2.
We note that certain selling stockholders are broker-dealers or affiliates of broker-dealers.  Please revise this section to clarify, if true, that (i) such selling stockholders received the warrants in the ordinary course of business and (ii) at the time such selling stockholders received the warrants, such selling stockholders had no agreements or understandings, directly or indirectly, with any person to distribute the warrants or the underlying securities.

COMPANY’S RESPONSE

The Company has added the requested clarification on page 57 of the preliminary prospectus.

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If you have any questions regarding this response, please direct them to the undersigned

Very truly yours,

 /s/ Istvan Benko
Istvan Benko
IB/wp
M. Singh